UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                               AMENDMENT NO. 8 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                                 --------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 13, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 Pages

          Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1 and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3 and on August 7, 2000 by Amendment No. 4, and on March 19, 2001 by Amendment No. 5, and on March 16, 2002 by Amendment No. 6, and on May 16, 2003 by Amendment No. 7, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                            PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)| |
                                                                          (b)|X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF
                             4,890,201 (see Item 5(a))
   SHARES       ----------------------------------------------------------------
                   8    SHARED VOTING POWER
BENEFICIALLY
                             0
  OWNED BY      ----------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
    EACH
                             4,890,201
 REPORTING      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                             0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,890,201
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               46.56%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                            PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)| |
                                                                          (b)|X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF
                             442,995 (see Item 5(a))
   SHARES       ----------------------------------------------------------------
                   8    SHARED VOTING POWER
BENEFICIALLY
                             0
  OWNED BY      ----------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
    EACH
                             442,995
 REPORTING      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                             0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               442,995
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.21%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                            PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)| |
                                                                          (b)|X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF
                             20,044 (see Item 5(a))
   SHARES       ----------------------------------------------------------------
                   8    SHARED VOTING POWER
BENEFICIALLY
                             0
  OWNED BY      ----------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
    EACH
                             20,044
 REPORTING      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                             0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,044
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.19%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          Page 5 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                            PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William R. Grant
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)| |
                                                                          (b)|X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF
                             574,500 (see Item 5(a))
   SHARES       ----------------------------------------------------------------
                   8    SHARED VOTING POWER
BENEFICIALLY
                             0
  OWNED BY      ----------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
    EACH
                             574,500
 REPORTING      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                             0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               574,500
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.55%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

          The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

          "This statement covers a total of 5,927,740 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 1,836,500 shares of Common Stock, (ii) 543,267 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 543,267 shares of Common Stock, (iii) 617,184 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 617,184 shares of Common Stock, (iv) 1,071,345 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1,071,345 shares of Common Stock, and (v) 1,859,444 warrants (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 1,859,444 shares of Common Stock. The Common Stock, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

          The third paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          "The Reporting Persons acquired, in a series of private transactions with the Issuer culminating on June 13, 2003, an aggregate of 1,779,500 shares of Common Stock at a purchase price of $0.50 per share for an aggregate amount of $889,750 in cash. Each Reporting Person paid its pro rata share of the acquisition price of the shares of Common Stock based upon the number of shares it received."

          Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

============================================================================================================
    (1)             (2)                   (3)                 (4)              (5)                (6)
------------------------------------------------------------------------------------------------------------
                                   Number of Shares       Number of
                                   of Common Stock        Shares of
                                   into which Series      Common Stock
                                   A, Series B,           which may be                      Percentage of
                                   Series C and           acquired                          Outstanding
                                   Series D Preferred     pursuant to      Total of         Shares of Common
Reporting     Number of Shares     Stock is               exercise of      Columns (2),     Stock (see Note
Person        of Common Stock      Convertible            Warrants         (3) and (4)      below)
============================================================================================================
Galen             1,152,611             2,038,869          1,698,721        4,890,201           46.56%
------------------------------------------------------------------------------------------------------------
Galen Intl          104,654               184,577            153,764          442,995            4.21%
------------------------------------------------------------------------------------------------------------
GEF                   4,735                 8,350              6,959           20,044            0.19%
------------------------------------------------------------------------------------------------------------
Grant               574,500                     0                  0          574,500            5.55%
------------------------------------------------------------------------------------------------------------
   Total          1,836,500             2,231,796          1,859,444        5,927,740           56.44%
============================================================================================================

          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom row of column (5) (less 57,000 shares of Common Stock issued and outstanding) to 4,631,276 (the number of shares of Common Stock outstanding as of March 31, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column
(5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: June 20, 2003                      GALEN PARTNERS III, L.P.
                                         By: Claudius, L.L.C.


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         GALEN PARTNERS
                                         INTERNATIONAL III, L.P.
                                         By: Claudius, L.L.C


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         GALEN EMPLOYEE FUND III, L.P.
                                         By: Wesson Enterprises, Inc


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              President


[Signatures continued on next page.]

                                         CLAUDIUS, L.L.C.


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         WESSON ENTERPRISES, INC.


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              President


                                         WILLIAM R. GRANT


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         BRUCE F. WESSON


                                          /s/ Bruce F. Wesson
                                         --------------------------------------
                                              Bruce F. Wesson


                                         L. JOHN WILKERSON


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         DAVID JAHNS


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         SRINI CONJEEVARAM


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         ZUBEEN SHROFF


                                         By: /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact